05037711

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 25 2005
WASH. D.C. 213

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49362

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Clarke LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue, 4th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reid H. Drescher 212 446-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, REID H. DRESCHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER CLARKE LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~DAVID DRESCHER~~
Notary Public, State of New York
No. 01DR5088080
Qualified in New York County
Commission Expires Nov. 10, 2005

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Spencer Clarke LLC
New York, New York

We have audited the accompanying statement of financial condition of Spencer Clarke, LLC as of December 31, 2004, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Clarke LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures

applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 2, 2005

SPENCER CLARKE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 694,955
Due from clearing firm	220,738
Security owned, at market value	217,367
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $444,306	52,922
Employee loans	127,651
Money market account - pledged	71,310
Due from Spencer Clarke Holdings LLC	50,027
Other assets	123,412
Total assets	$1,558,382

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 343,921
Commitments (See Notes)	
Member's equity	1,214,461
Total liabilities and member's equity	$1,558,382

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$1,286,488
Net dealer inventory and trading gains	134,752
Investment banking income	927,580
Interest and other income	195,503
Total revenues	2,544,323
Expenses	
Compensation and benefits	1,949,287
Clearing charges	25,637
Communications and occupancy	376,215
Market data services	234,393
Other operating expenses	493,702
Interest	14,521
Total expenses	3,093,755
Net loss	$ (549,432)

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE, January 1, 2004	$ 1,763,893
Net loss for the year	(549,432)
BALANCE, December 31, 2004	$ 1,214,461

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$ 100,000
Repayment of subordinated note	(100,000)
Subordinated borrowings at December 31, 2004	$ -0-

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$(549,432)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	45,728
(Increase) decrease in operating assets:	
Due from clearing firm	549,487
Security owned, at market	(205,318)
Employee loans	(40,359)
Due from Spencer Clarke Holdings LLC	(16,027)
Other assets	(41,377)
Increase in operating liabilities:	
Accounts payable and accrued expenses	177,328
Total adjustments	469,462
Net cash used in operating activities	(79,970)
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(15,502)
Cash flows from financing activities	
Increase in money market account - pledged	(342)
Repayment of subordinated note	(100,000)
Net cash used in financing activities	(100,342)
Net decrease in cash	(195,814)
Cash at January 1, 2004	890,769
Cash at December 31, 2004	$ 694,955

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Spencer Clarke LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Spencer Clarke Holdings LLC ("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains and losses from proprietary securities trading, on a trade date basis. Commission income and expenses are reported on a trade date basis.

The Company's marketable security consists of a zero coupon municipal bond maturing in 2019. The bond is valued at its trading price. Securities not readily marketable are valued at fair value as determined by management. As of December 31, 2004, non-marketable securities were recorded at zero value.

Investment banking revenues include fees and sales concessions earned from the Company's participation in securities offerings as a placement agent or selling group member, or for providing investment advisory services. Placement agent fees and sales concessions are recorded on settlement date; advisory services are recorded as the services are provided.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

For purposes of the financial statements, the Company considers all money market mutual funds and highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - continued

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - DUE FROM CLEARING FIRM

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and, from time to time, cash balances which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker.

The Company is subject to credit risk if the clearing-broker is unable to repay balances due or deliver securities in its custody.

NOTE 4 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Furniture and equipment	$339,524	5 to 7 years
Leasehold improvements	157,704	Term of lease
	497,228	
Less: Accumulated depreciation and amortization	444,306	
	$ 52,922	

Depreciation and amortization expense was $45,728 for the year.

NOTE 5 - EMPLOYEE LOANS

Employee loans are non-interest bearing and secured by commissions payable to the borrowers.

NOTE 6 - MONEY MARKET ACCOUNT- PLEDGED

This account has been pledged to a bank to secure the issuance of a letter of credit to the Company's landlord in lieu of a cash security deposit.

NOTE 7 - OTHER ASSETS

Other assets consist of the following:

Prepaid expenses	$ 87,912
Website acquisition costs	35,000
Security deposit	500
Total	$123,412

NOTE 8 - RELATED PARTY TRANSACTIONS

The loan receivable from Holdings in the amount of $50,027 is non-interest bearing and due on demand.

During 2004, the Company earned fees of $32,249 from Holdings for serving as exclusive placement agent in Holdings' private offering of membership interests.

NOTE 9 - LEASE COMMITMENTS

The Company has entered into an equipment operating lease and a lease extension agreement for the use of office space. The lease extension expires in June 2007, with one five-year option to renew, subject to certain conditions. Payment of rent and other charges due under the lease extension period has been guaranteed by an officer of the Company. Following is a summary of future minimum annual rentals at December 31, 2004:

Year ending December 31,	
2005	$298,500
2006	287,980
2007	141,360
Total	$727,840

Rent expense was $293,362 for the year ended December 31, 2004.

NOTE 10 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings and another LLC affiliate. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits.

NOTE 11 - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The risk of default depends on the creditworthiness of the customer. The Company's policy is to review, as necessary, the credit standing of each counterparty.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its operating cash in commercial bank checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

NOTE 13 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000,

NOTE 13 - NET CAPITAL REQUIREMENT - continued

whichever is greater. At December 31, 2004, the Company had net capital of $777,542, which exceeded its requirement of $100,000 by $677,542. The ratio of aggregate indebtedness to net capital was .44 to 1.

SUPPLEMENTARY INFORMATION

SPENCER CLARKE LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

SPENCER CLARKE LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Net capital:		
Member's equity		$1,214,461
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements	$ 52,922	
Employee loans, net of offsetting commissions payable of $2,352	125,299	
Money market fund-pledged	71,310	
Due from Spencer Clarke Holdings LLC	50,027	
Other assets	123,412	
	422,970	
Other deductions - unsecured customer debits	907	
		423,877
Net capital before haircut on security position		790,584
Haircut on security position:		
Municipal bond		13,042
Net capital		$ 777,542
Aggregate indebtedness:		
Accounts payable and accrued expenses, net of offsetting employee loans and advances of $2,352		$ 340,669
Computation of basic net capital requirement:		
Minimum net capital required		$ 100,000
Excess net capital at 1,000 percent		743,475
Ratio: Aggregate indebtedness to net capital		.44 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004)

Net capital, as recorded in Company's Part IIA (unaudited) FOCUS report	$832,004
Increase in nonallowable assets	(47,674)
Increase in accounts payable and accrued expenses	(18,200)
Other audit adjustments - net	11,412
Net capital per above	$777,542

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Spencer Clarke LLC
New York, New York

In planning and performing our audit of the financial statements of Spencer Clarke LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider + Associates LLP

Jericho, New York
February 2, 2005